

December 12, 2011

<u>Via E-mail</u>
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

> **Re: Itau Unibanco Holding S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 27, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 13, 2011**
> **Response dated September 6, 2011**
> **File No. 001-15276**

Dear Mr. Setubal:

We have reviewed your filings and letter dated September 6, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Capital Adequacy and Leverage/Regulatory Capital Requirements, page 57

1.   We have read your response to comment six regarding "hidden" reserves and you have clarified that "hidden" reserves are not included within the definition of Tier 2 Capital under Brazilian law and regulation. However, it is still unclear to us whether you have

recorded any "hidden" or "undisclosed" reserves in your consolidated financial statements. Please tell us whether you have any "hidden" reserves recorded in your U.S. GAAP financial statements for any period in the three years ended December 31, 2010, and if so, please tell us the amounts, and how you concluded they qualified for recognition under U.S. GAAP.

Item 5. Operating and Financial Review and Prospects, page 101

2.   We have read your response to comment 11 regarding your exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain (GIIPS). We note that it does not appear that you are including your investment in your equity investee, Banco BPI S.A. in your summary of gross exposure to entities domiciled in the GIIPS and it is unclear as to why. In order to increase the transparency of this disclosure to investors, please revise future filings to also discuss this exposure within this section, as well as any other indirect exposure you may have to these sovereign countries. Additionally, please consider providing further details regarding the countries where you have the exposure, particularly in light of the fact that you do not appear to have exposure to two of the five countries as of December 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Suzanne Hayes
                                                Suzanne Hayes
                                                Assistant Director